Exhibit 99.1

DRAGON VICTORY INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: LYL)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general meeting of shareholders (the “Meeting”) of Dragon Victory International Limited (the “Company”) will be held on March 31, 2021, at 9:00 a.m., Beijing Time, at Room 1803, Yintai International Building, Kejiguan Road, Binjiang District, Hangzhou, Zhejiang Province, China, for the following purposes:

1.	To re-elect Mr. Limin Liu as a director of the Company to hold office until the next annual general meeting;
2.	To re-elect Mr. Wei Wang as a director of the Company to hold office until the next annual general meeting;
3.	To re-elect Mr. Bin Liu as a director of the Company to hold office until the next annual general meeting;
4.	To re-elect Mr. Wenbing Wang as a director of the Company to hold office until the next annual general meeting;
5.	To re-elect Ms. Jingxin Tian as a director of the Company to hold office until the next annual general meeting;
6.	To authorize the board of directors of the Company (the “Board of Directors”) to fix the remuneration of the directors; and
7.	To approve, ratify, and confirm the re-appointment of WWC, P.C. as the Company’s independent auditors for the year ending March 31, 2021, and to authorize the Board of Directors to fix their remuneration.

The Board of Directors has fixed the close of business on March 4, 2021 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2020 annual report, from the Company’s website at www.dvintinc.com or by submitting a request to yangy@dvintinc.com.

By Order of the Board of Directors,

/s/ Limin Liu
Limin Liu
Chairman of the Board of Directors

Hangzhou, China

March 5, 2021

DRAGON VICTORY INTERNATIONAL LIMITED

ANNUAL GENERAL MEETING OF SHAREHOLDERS

MARCH 31, 2021

9:00 a.m., Beijing Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Dragon Victory International Limited (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting”) of the Company to be held on March 31, 2021, at 9:00 a.m., Beijing Time, at Room 1803, Yintai International Building, Kejiguan Road, Binjiang District, Hangzhou, Zhejiang Province, China or any adjournment thereof.

Only holders of the ordinary shares of the Company of record at the close of business on March 4, 2021 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s ordinary shares shall be entitled to one vote in respect of each ordinary share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, ordinary resolutions will be proposed as follows:

1.	To re-elect Mr. Limin Liu as a director of the Company to hold office until the next annual general meeting;
2.	To re-elect Mr. Wei Wang as a director of the Company to hold office until the next annual general meeting;
3.	To re-elect Mr. Bin Liu as a director of the Company to hold office until the next annual general meeting;
4.	To re-elect Mr. Wenbing Wang as a director of the Company to hold office until the next annual general meeting;
5.	To re-elect Ms. Jingxin Tian as a director of the Company to hold office until the next annual general meeting;
6.	To authorize the Board of Directors to fix the remuneration of the directors; and
7.	To approve, ratify, and confirm the re-appointment of WWC, P.C. as the Company’s independent auditors for the year ending March 31, 2021, and to authorize the Board of Directors to fix their remuneration.

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1–7.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to NASDAQ’s Marketplace Rules that permit companies to make available their annual report to shareholders on or through the Company’s website, the Company posts its annual reports on the Company’s website. The annual report for the year ended March 31, 2020 (the “2020 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our 2020 Annual Report to shareholders by visiting the “SEC Filings” heading under the “Investor Relations” section of the Company’s website at www.dvintinc.com. If you want to receive a paper or email copy of the Company’s 2020 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at yangy@dvintinc.com.

PROPOSAL NO. 1 THROUGH PROPOSAL NO. 6

RE-ELECTION OF CURRENT DIRECTORS,

AND

THE AUTHORIZATION GIVEN TO THE BOARD OF DIRECTORS TO FIX THE REMUNERATION OF THE DIRECTORS

The Board of Directors currently consists of five members. All five current directors named below will seek re-election at the Meeting.

The Company’s nominating and corporate governance committee recommends, and the Board of Directors concurs, that the five current directors be re-elected and that the Board of Directors be authorized to fix the remuneration of the directors.

Each director to be re-elected will hold office until the next annual general meeting of shareholders or until his or her appointment is otherwise terminated in accordance with the articles of association of the Company.

DIRECTORS FOR RE-ELECTION

Mr. Limin Liu has served as our CEO, Chairman of the Board of Directors, and director since August 21, 2019. From July 2014 to June 2019, Mr. Liu served as the Global Lead of Department of Financial Service Industry of Huawei Technologies Co., Ltd. From 2006 to 2014, Mr. Liu served as the vice president for sales and technology of Beijing Futong Dongfang Technology Co., Ltd. From 1994 to 2006, Mr. Liu worked at IBM China subsequently as an engineer, business representative, and director of sales. Mr. Liu graduated from Zhejiang University in 1993 with a major in motor control.

Mr. Wei Wang has served as our director since August 21, 2019. Mr. Wang has served as the general manager of Zhejiang Getai Curtain Wall Decoration Engineering Co., Ltd. since January 2014. From February 1991 to December 2013, Mr. Wang worked in the Fire Department of Hangzhou City. Mr. Wang received a bachelor’s degree in business management from Party School of the Central Committee of C.P.C. in 2000.

Mr. Bin Liu has served as our director since September 4, 2019. Mr. Liu has over 20 years of experience in accounting, finance, and capital markets. Mr. Liu has been a deputy manager of Beijing Houyi Capital Management Co., Ltd., a private equity fund headquartered in Beijing, since July 2019. From September 2017 to June 2019, Mr. Liu served as deputy manager at Jianwen Financial Holding Co., Ltd. From February 2003 to August 2017, Mr. Liu worked as an official at Shanghai Securities Regulatory Bureau. From January 2002 to February 2003, Mr. Liu served as financial manager at Winsan (Shanghai) Industrial Corporation Ltd. From July 1996 to December 2001, Mr. Liu served as a partner and manager at Beijing Zhongtian Huazheng Accounting Firm. Mr. Liu received his bachelor’s degree in finance from Liaoning University in 1996. Mr. Liu also holds two master’s degree: a degree in banking from Chinese Academy of Social Sciences in 1999 and another degree in law from Fudan University in 2010.

Mr. Wenbing Wang has served as our director since December 12, 2017. Mr. Wang has served in key roles in U.S. listed Chinese companies and prestigious financial institutions. In addition to investment banking and private equity experience at Credit Suisse First Boston (Hong Kong) Ltd., Century Investment Corporation, and Redwood Capital, Mr. Wang has served as the President and Chief Financial Officer of Fushi Copperweld. Mr. Wang holds a bachelor’s degree in Scientific English from University of Science and Technology Beijing and an MBA degree in Finance and Corporate Accounting from University of Rochester.

Ms. Jingxin Tian has served as our director since June 3, 2019. Ms. Tian has been a partner of Jingsh Law Firm, a law firm headquartered in Beijing with more than 40 branch offices in China, since 2016, and serves as the director of construction biddings department of the firm. Ms. Tian has over 13 years of experience as a litigation and transaction lawyer, especially in areas including legal risk management and dispute resolution. Ms. Tian also serves as member of mergers, acquisitions, reorganizations, and financially-distressed assets committee of Beijing Lawyers Association, member of Chinese Society of International Law, and arbitrator of Hainan International Arbitration Court of China. Ms. Tian received a bachelor’s degree in law from Capital University of Economics and Business in China, and a master degree in civil and business law from University of Chinese Academy of Sciences.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE RE-ELECTION OF EACH OF THE CURRENT DIRECTORS NAMED ABOVE,

AND

THE AUTHORIZATION GIVEN TO THE BOARD OF DIRECTORS TO FIX THE REMUNERATION OF THE DIRECTORS.

PROPOSAL NO. 7

APPROVAL, RATIFICATION, AND CONFIRMATION

OF

THE RE-APPOINTMENT OF INDEPENDENT AUDITORS

AND

THE AUTHORIZATION GIVEN TO THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION

The Company’s audit committee recommends, and the Board of Directors concurs, that WWC, P.C. be re-appointed as the Company’s independent auditors for the fiscal year ending March 31, 2021, and that the Board of Directors be authorized to fix their remuneration.

In the event that our shareholders fail to approve, ratify, and confirm the appointment and the authorization, our audit committee will reconsider its selection. Even if the appointment is approved, ratified, and confirmed, our audit committee in its discretion may recommend the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of the Company and its shareholders.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND

A VOTE FOR

THE APPROVAL, RATIFICATION, AND CONFIRMATION OF THE RE-APPOINTMENT

OF

WWC, P.C. AS THE COMPANY’S INDEPENDENT AUDITORS

FOR THE FISCAL YEAR ENDING MARCH 31, 2021

AND

THE AUTHORIZATION GIVEN TO THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

March 5, 2021	/s/ Limin Liu
Limin Liu
Chairman of the Board of Directors